FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2014

SANTANDER UK PLC (Translation of registrant’s name into English)	ABBEY NATIONAL TREASURY SERVICES PLC
(Translation of registrant’s name into English)

2 Triton Square, Regent’s Place, London NW1 3AN, England (Address of principal executive offices)	2 Triton Square, Regent’s Place, London NW1 3AN, England (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-190509 AND 333-190509-01) OF SANTANDER UK PLC AND ABBEY NATIONAL TREASURY SERVICES PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Santander UK plc and Abbey National Treasury Services plc hereby incorporate by reference the following exhibits to this report on Form 6-K into their Registration Statement on Form F-3 (File Nos. 333-190509 and 333-190509-01).

Exhibit No.	Description of Document
4.4	First Supplemental Indenture, dated as of March 13, 2014, among Abbey National Treasury Services plc, Santander UK plc and The Bank of New York Mellon, as trustee.

5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special U.S. counsel to Santander UK plc and Abbey National Treasury Services plc.

5.2	Opinion of Slaughter and May, English solicitors to Santander UK plc and Abbey National Treasury Services plc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC and
ABBEY NATIONAL TREASURY SERVICES PLC
(Registrants)

Dated: 13 March 2014	By:	/ s / Jessica Petrie
(Authorized Signatory for and on behalf of Santander UK plc and Abbey National Treasury Services plc)